December 30, 2025

Jeffrey M. Schweitzer
Chief Executive Officer
Univest Financial Corporation
14 North Main Street
Souderton, PA 18964

       Re: Univest Financial Corporation
           Registration Statement on Form S-4
           Filed December 19, 2025
           File No. 333-292296
Dear Jeffrey M. Schweitzer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Scott A. Brown, Esq.